UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number:  001-41324

AKANDA CORP.

(Name of registrant)

1a, 1b Learoyd Road

New Romney TN28 8XU, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒   Form 20-F          ☐   Form 40-F

This Report on Form 6-K of Akanda Corp. (the “Company”) (1) includes a Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company for the six months ended June 30, 2024 and 2023 and (2) attaches as Exhibit 99.1 the unaudited interim condensed consolidated financial statements and related notes of the Company as of and for the six months ended June 30, 2024.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Various statements contained in this Report on Form 6-K, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning our possible or assumed future results of operations, financial condition, business strategies and plans, market opportunity, competitive position, industry environment, and potential growth opportunities. In some cases, you can identify forward-looking statements by terms such as “may”, “might”, “will”, “should”, “believe”, “expect”, “could”, “would”, “intend”, “plan”, “anticipate”, “estimate”, “continue”, “predict”, “project”, “potential”, “target,” “goal” or other words that convey the uncertainty of future events or outcomes. You can also identify forward-looking statements by discussions of strategy, plans or intentions. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, because forward-looking statements relate to matters that have not yet occurred, they are inherently subject to significant business, competitive, economic, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These and other important factors, including, among others, those discussed in this Report on Form 6-K under the heading Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in our other filings with the Securities and Exchange Commission from time to time, including under the headings “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business”, may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements, including among other things:

●	our limited operating history;

●	unpredictable events, such as the COVID-19 outbreak, and associated business disruptions;

●	changes in cannabis laws, regulations and guidelines;

●	decrease in demand for cannabis and cannabis-derived products;

●	exposure to product liability claims and actions;

●	damage to our reputation due to negative publicity;

●	risks associated with product recalls;

●	the viability of our product offerings;

●	our ability to attract and retain skilled personnel;

●	maintenance of effective quality control systems;

●	regulatory compliance risks;

●	risks inherent in an agricultural business;

●	increased competition in the markets in which we operate and intend to operate;

●	the success of our continuing research and development efforts;

●	risks associated with expansion into new jurisdictions;

●	risks related to our international operations in Europe;

●	our ability to obtain and maintain adequate insurance coverage;

●	our ability to identify and integrate strategic acquisitions, investments and partnerships and to manage our growth;

●	our ability to raise capital and the availability of future financing;

●	global economy risks;

●	our ability to maintain the listing of our securities on Nasdaq; and

●	other risks and uncertainties, including those listed under the caption “Risk Factors” in our reports and filings we make with the SEC from time to time.

These risks could cause actual results to differ materially from those implied by the forward-looking statements contained in this Report on Form 6-K or other filings of the Company.

Given the foregoing risks and uncertainties, you are cautioned not to place undue reliance on the forward-looking statements in this prospectus. The forward-looking statements contained in this prospectus are not guarantees of future performance, and our actual results of operations and financial condition may differ materially from such forward-looking statements. In addition, even if our results of operations and financial condition are consistent with the forward-looking statements in this prospectus, they may not be predictive of results or developments in future periods.

All forward-looking statements included herein attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Any forward-looking statement that we make in this prospectus speaks only as of the date of this prospectus. Except as required by applicable law, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements in this Report on Form 6-K, whether as a result of new information, future events or otherwise, after the date of this Report on Form 6-K.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provide information which our management believes is relevant to an assessment and understanding of the Company’s consolidated results of operations and financial condition. This discussion and analysis should be read together with our unaudited interim condensed consolidated financial statements and related notes as of June 30, 2024 included elsewhere in or attached as an exhibit to this Report on Form 6-K, and the audited consolidated financial statements and related notes as of December 31, 2023 of our company and our predecessor companies included in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 1, 2024. In addition to historical financial information, this discussion and analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements” above. Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or elsewhere in the Annual Report on Form 20-F.

OVERVIEW

Our fiscal year begins on January 1 and ends on December 31. Unless otherwise noted, references to year pertain to our fiscal year. For example, 2023 refers to fiscal 2023 which is the period from January 1, 2023 and to December 31, 2023.

Our Unaudited Condensed Interim Consolidated Financial Statements for the six months ended June 30, 2024 for Akanda Corp. as a group (the “Akanda Group”), have been prepared in accordance with International Financial Reporting Standards (IFRS) and are presented in millions of US dollars except where otherwise indicated. Our historical results are not necessarily indicative of the results that should be expected in any future period.

We have derived the consolidated statements of operations data for Akanda Group for the six months ended June 30, 2024 and 2023 and the consolidated financial position information as at June 30, 2024 and 2023 were derived from Akanda Group’s Unaudited Condensed Interim Consolidated Financial Statements to be published as Exhibit 99.1 of Form 6-K.

Akanda was incorporated in the Province of Ontario, Canada on July 16, 2021 in connection with the plan of Halo to reorganize its medical cannabis market focused international business assets. On November 3, 2021, Akanda acquired Cannahealth, which owned all the issued and outstanding equity interests of Canmart and Bophelo Holdings, which, in turn, owned all the issued and outstanding equity interests of Bophelo. As a result of such acquisition, both Bophelo and Canmart became our indirect wholly-owned subsidiaries. On April 29, 2022, Akanda Group, through its wholly owned subsidiary, Cannahealth, acquired Holigen, which owned all the issued and outstanding equity interests of RPK Biopharma, Unipessoal, LDA, a company incorporated under the laws of Portugal (“RPK”). As a result of the acquisition, RPK became our indirect wholly-owned subsidiary. We have consolidated all our then-subsidiary companies, Cannahealth in Malta, Bophelo in the UK, Canmart in the UK, Holigen in Portugal, RPK in Portugal and 1371011 B.C. Ltd in Canada, in the Akanda Group Audited Financial Statements and financial information presented on June 30, 2024.

As a result of Bophelo’s liquidation, during the year ended December 31, 2022, Bophelo ceased operations and we derecognized its assets and have since determined that it is no longer a significant subsidiary. We will continue to report about Bophelo, until such time as our inquiry into the liquidation confirms that the process is complete. On February 28, 2024, the Company entered into a share purchase agreement with Somai, Cannahealth and Holigen to sell all the shares of RPK to Somai for a consideration of $2,000,000. In addition, Somai agreed to assume up to 1,000,000 Euros of current liabilities and RPK’s debt with the senior secured lender bank, Caixa Agricola. In total, Somai agreed to assume approximately 4,000,000 Euros of debt. On April 1, 2024, the Company completed the transaction with Somai for the sale of RPK.

RESULTS OF OPERATIONS

The discussion below summarizes Akanda Group’s consolidated historical operation results.

During the six months ended June 30, 2024, Akanda Group completed the transaction with Somai Pharmaceuticals Ltd. for the sale of RPK. As a result, Akanda Group accounted for the operating results of RPK, which was a net loss of $461,405, as a discontinued operations during the six months ended June 30, 2024 and has reclassified the operating results of RPK as a discontinued operation for the six months ended June 30, 2023.

Six Months Ended June 30, 2024 Compared to the Six Months Ended June 30, 2023.

The following table sets forth key components of Akanda Group’s results of operations for the six months ended June 30, 2024 compared to the six months ended June 30, 2023.

	Six months ended June 30,
	2024	2023
Sales	$477,006	$128,741
Cost of sales	303,148	102,990
Gross Profit	173,858	25,751

Operating expenses
Depreciation and amortization	104,000	104,738
Consulting and professional fees	1,716,863	2,027,031
Personnel expenses	209,106	326,072
General and administrative expenses	496,714	236,111
Total operating expenses	2,526,683	2,693,952

Operating loss	(2,352,825)	(2,668,201)

Other income (expenses):
Finance income	25	20
Finance expense	(81,021)	(48,842)
Foreign exchange gain (loss), net	(132,703)	45,667
Gain (loss) on debt settlement	(60,449)	10,422
Other income	171,113	4,082
Change in fair value of financial assets measured at FVTPL	—	464
Loss on sale of subsidiary	(165,625)	—
Write-off of holdback payable	400,000	—
	131,340	11,813

Net loss from continuing operations	(2,221,485)	(2,656,388)
Loss from discontinued operations	(461,405)	(3,221,494)
Net loss	$(2,682,890)	$(5,877,882)
Translation adjustment	136,130	(126,995)
Comprehensive loss	$(2,546,760)	$(6,004,877)

Loss per share from continuing operations - basic and diluted	$(2.35)	$(26.37)
Loss per share - basic and diluted	$(2.84)	$(58.35)
Weighted average Common Shares outstanding	944,167	100,732

Revenue

The revenue of $477,006 for the six months ended June 30, 2024 as compared to $128,741 for the six months ended 2023 mainly came from Canmart in the U.K. The significant increase in 2024 was due to increase in sales activities resulting for higher sales earned in the current period.  Canmart sold, during the current period, a variety of different CBPM product types, including cannabis oil and cannabis flower for medical use.

Cost of Sales

Cost of sales increased from $102,990 in 2023 to $303,148 in 2024. The increase is directly related to the increase in sales activities during the six months ended June 30, 2024. Essentially, the increase is proportionate with increased purchases and sales of CBPMs in the current period due to the fact that Canmart commenced more meaningful sales activities in the six months ended June 30, 2024 as compared to the same period in the prior year.

Amortization and Depreciation

Amortization and depreciation expenses decreased from $104,738 for 2023 to $104,000 for the six months ended June 30, 2024. The slight decrease in the amortization and depreciation expenses recorded during the six months ended June 30, 2024 was mainly due to foreign currency translation of amortization of Right-of-Use assets as well as the lower net book value of property, plant and equipment during the current period.

Consulting and Professional Fees

The consulting and professional fees incurred decreased from $2,027,031 in 2023 to $1,716,863 for the six months ended June 30, 2024. This decrease in consulting and professional fees resulted from the decreased corporate activity during the six months ended June 30, 2024 as compared to higher activities in the same period of the previous year due to the engagement of various professional advisors and consultants in relation to Akanda Group’s plans for completion of assets acquisition, plans for initial public offering and listing.

Personnel Expenses

The Akanda Group incurred personnel expenses of $209,106 for the six months ended June 30, 2024 compared to $326,072 for the six months ended June 30, 2023. The decrease in personnel expenses was due to the changes in the executives and management during the current period resulting in lower fees paid or accrued to the current executive team of Akanda in the current period.

General and Administration Expenses

The Akanda Group incurred general and administration expenses of $496,714 and $236,111 for the six months ended June 30, 2024 and 2023, respectively. These costs consisted mainly of a broad range of site related operational expenses such as utilities, fuel costs, import duties, security expenses, repairs and maintenance and consumables and office related operational expenses for its day to day business activities. During the six months ended June 30, 2024, these costs increased compared to the same period in the prior year mainly due to increased marketing and promotional activities of Akanda Group and its completed public offerings and listing in the current period.

Interest Expense

The Akanda Group incurred interest expense of $81,021 for the six months ended June 30, 2024 compared to interest expense of $48,842 for 2023. The significant increase in the interest expense was primarily due to higher loan interest accrued in the current period compared to the same period in the prior year.

Foreign Currency Translation

The foreign exchange gain (loss) is recognized on the translation of the consolidated financial statements from their functional currencies to United States Dollar. The Euro is the functional currency of Cannahealth, Holigen and RPK, Great British Pounds is the functional currency of Canmart and Canadian dollars is the functional currency of Akanda and 1371011 B.C. Ltd., while the United States Dollar is its reporting currency. The exchange gains and losses have not been incurred on any transactions or balances held by these companies in a different currency.

Net Loss and Total Comprehensive Loss

For the six months ended June 30, 2024 and 2023, respectively, the Akanda Group incurred a net loss of $2,682,890, and $5,877,882, respectively, and a comprehensive loss of $2,546,760 and $6,004,877, respectively, which consisted primarily of depreciation and amortization of $104,000 and $104,738, respectively, consulting and professional fee expenses of $1,716,863 and $2,027,031, respectively, personnel expenses of $209,106, and $326,072, respectively, general and administrative expenses of $496,714 and $236,111, respectively, and loss from discontinued operations of $461,405 and $3,221,494, respectively. The significant decrease in loss for the six months ended June 30, 2024 as compared to the same period in the previous year was mainly due to the lower operating results of RPK recorded under discontinued operations and gain on write-off of holdback payable incurred and recognized during the six months ended June 30, 2024.

Off-Balance Sheet Arrangements

Akanda did not have, during the reporting period, and we do not currently have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources that is material to investors.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

The Akanda Group’s principal liquidity requirements are for corporate operating expenses, working capital and capital expenditures. Historically, we have funded our liquidity requirements primarily through shareholder loans, loans from third parties and from the issuance of shares. We did not have, during the reporting period, and we do not currently have any contractual obligations for ongoing capital expenditures.

The following table summarizes our cash flows from operating, investing and financing activities for the six months ended June 30, 2024:

	Six Months Ended June 30, 2024
	2024	Change	2023
Cash used by operating activities	$(2,591,980)	$(1,680,496)	$(911,484)
Cash provided by (used in) investing activities	$104,050	$105,985	$(1,935)
Cash provided by financing activities	$8,638,126	$7,423,592	$1,214,534

Cash Flows from Operating Activities

For the six months ended June 30, 2024, Akanda Group’s cash flow from operating activities increased by $1,680,496, which was mainly attributable to corporate expenses, gain on write-off of holdback payable recognized during the current period as well as changes in working capital relating to increase in prepayments, increase in accounts receivable, decrease in trade and other payables and decrease in due to related parties.

Cash Flows from Investing Activities

Cash provided by investing activities was $104,050 for the six months ended June 30, 2024, which was mainly attributable to cash proceeds from the sale of RPK, offset by existing RPK cash surrendered upon disposal, purchase of property, plant and equipment and loan receivable. The cash used during the six months ended June 30, 2023 were attributable to purchase of property, plant and equipment.

Cash Flows from Financing Activities

Cash provided by financing activities was $8,638,126 for the six months ended June 30, 2024, which was mainly attributable to proceeds from public offerings and short term loans, as discussed below, partially offset by repayment of loans and lease payments. Cash provided by financing activities during the six months ended June 30, 2023 was attributable to proceeds from short-term loans and partially offset by repayment of loans and lease payments.

Share Capital and Financing

During the six months ended June 30, 2024, Akanda Group completed the following financings:

(i)	On February 2, 2024, pursuant to the securities purchase agreement entered with Corbo Capital Inc. on February 1, 2024, Akanda Group closed its registered direct offering with the issuance of 7,021 common shares at a purchase price of $16.240 per share and prefunded warrants to purchase 36,575 common shares at a price of $16.236 per share for gross proceeds of $708,000. The prefunded warrants were immediately exercisable for $0.004 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant. During the six months ended June 30, 2024, Akanda Group issued 36,575 common shares pursuant the exercise of above prefunded warrants.

(ii)	On March 4, 2024, pursuant to the securities purchase agreement entered with Corbo Capital Inc. on March 1, 2024, Akanda Group closed its registered direct offering with the issuance of 9,197 common shares at a purchase price of $8.2176 per share and prefunded warrants to purchase 9,049 common shares at a price of $8.2136 per share for gross proceeds of $150,000. The prefunded warrants were immediately exercisable for $0.004 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant. During the six months ended June 30, 2024, Akanda Group issued 9,049 common shares pursuant the exercise of above prefunded warrants.

(iii)	On March 5, 2024, pursuant to the securities purchase agreement entered with Corbo Capital Inc. on March 4, 2024, Akanda Group closed its registered direct offering with the issuance of 9,197 common shares at a purchase price of $6.7488 per share and prefunded warrants to purchase 9,325 common shares at a price of $6.7448 per share for gross proceeds of $125,000. The prefunded warrants were immediately exercisable for $0.004 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant. During the six months ended June 30, 2024, Akanda Group issued 9,325 common shares pursuant the exercise of above prefunded warrants.

(iv)	On March 27, 2024, pursuant to an underwriting agreement entered with Univest Securities, LLC (“Univest”) as the underwriter on March 25, 2024, Akanda Group closed its underwritten public offering with the issuance of 77,186 common shares at a purchase price of $4.868 per share and prefunded warrants to purchase 1,246,805 common shares at a price of $4.864 per share for gross proceeds of $5,000,000. The prefunded warrants are immediately exercisable for $0.004 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant. During the six months ended June 30, 2024, Akanda Group issued 1,246,805 common shares pursuant the exercise of above prefunded warrants.

(v)	On May 17, 2024, pursuant to the securities purchase agreement entered with DRNK Beverage Corp. on the same day, Akanda Group closed its 1st tranche of registered direct offering with the issuance of 62,285 common shares at a purchase price of $4.124 per share and prefunded warrants to purchase 543,923 common shares at a price of $4.120 per share for gross proceeds of $2,500,000. The prefunded warrants are immediately exercisable for $0.004 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant. During the six months ended June 30, 2024, Akanda Group issued 543,923 common shares pursuant the exercise of above prefunded warrants.

(vi)	On May 20, 2024, pursuant to the securities purchase agreement entered with DRNK Beverage Corp. on May 17, 2024, Akanda Group closed its 2nd tranche of registered direct offering with the issuance of 62,285 common shares at a purchase price of $4.124 per share, and prefunded warrants to purchase 301,440 common shares at a price of $4.120 per share for gross proceeds of $1,500,000. The prefunded warrants are immediately exercisable for $0.004 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant. During the six months ended June 30, 2024, Akanda Group issued 301,440 common shares pursuant the exercise of above prefunded warrants.

No equity financing was completed during the six months ended June 30, 2023.

Short Term Loan

During the six months ended June 30, 2024, Akanda Group received additional loans of $110,257 for its capital as well as working capital needs, of which $44,975 was advances from related parties. During the six months ended June 30, 2023, Akanda Group received loans of $1,495,597 for its capital as well as working capital needs, partially offset by repayment of loans and lease payments.

Disclosure of Contractual Arrangements

On June 30, 2024, Akanda Group was committed to minimum lease payments as follows:

	Less than One Year	1 - 5 Years	Over 5 Years
Contractual Obligation
Office lease	$40,000	$—	$—

The amounts above are undiscounted and include the total amounts due, including the interest component.

SUBSEQUENT EVENTS

Subsequent to the six months ended June 30, 2024, Akanda Group:

i.	Settled up HALO loans

On July 2, 2024, Akanda Group paid partial payment of CAD959,926 ($699,826) to outstanding Halo loans.

On September 17, 2024, Akanda Group fully paid the remaining loan balance owing to Halo.

ii.	Acquired Hemp License

On September 5, 2024, Health Canada approved a hemp license for Akanda Group’s subsidiary, 1468243 B.C. Ltd. As a result, Akanda Group, as part of the options to acquire farmland property, was required to pay an additional $750,000 to the seller within ten business days of the milestone event and made the payment on September 16, 2024. To date, Akanda Group have not yet cultivated any product from this land.

iii.	Completed another Underwritten Public Offering:

On October 3, 2024, pursuant to an underwriting agreement entered with Univest as the underwriter on October 2, 2024, Akanda Group closed its underwritten public offering with the issuance of 258,940 common shares at a purchase price of $1.00 per share and 1,241,060 prefunded warrants to purchase 1,241,060 common shares at a price of $0.0001 per share for aggregate gross proceeds of $1,500,000. The prefunded warrants are immediately exercisable for $0.0001 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant.

Pursuant to the underwriting agreement, Univest received a cash fee of $37,500, representing an underwriting discount equal to 2.5% per common share (or pre-funded warrant in lieu thereof), and including a reimbursement of $28,000 in fees and expenses (including legal fees).

Exhibit No.	Description

99.1	Interim Condensed Consolidated Financial Statements as of June 30, 2024

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKANDA CORP.
(Registrant)

Date: October 29, 2024	By:	/s/ Katie Field
		Name:	Katie Field
		Title:	Interim Chief Executive Officer and Director